FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110 Telefax (972)991-3160 (E MAIL) forgarb@forgarb.com

November 13, 2006

Mr. Patrick McKinney
Cano Petroleum, Inc.
Burnett Plaza
801 Cherry Street, Unit 25, Suite 3200
Fort Worth, Texas 76102

Re: Negative Gas Reserves Revision

Dear Mr. McKinney:

In response to the letter dated November 9, 2006, from the United States Securities and Exchange Commission (SEC) to Cano Petroleum, Inc. (Cano) concerning Cano's registration statement filed on October 13, 2006, Forrest A. Garb & Associates, Inc. (FGA) submits the following comments. These comments only address item 11 of this letter relating to the negative revision of gas reserves from July 1, 2005, to July 1, 2006.

The 7.2 billion cubic feet (Bcf) of proved gas reserves were included as-of July 1, 2005, because Cano included a capital expenditure program for the processing of gas produced from the Desdemona field to remove excess oxygen. By July 1, 2006, Cano had altered this plan by opting to proceed with a gas contract through a third party to process the produced gas. This contract stipulates a minimum gas quality. The produced gas as-of July 1, 2006 did not meet the minimum requirements; therefore, the gas was removed from the proved status for the July 1, 2006 reporting period. As-of July 1, 2006, Cano planned recompletions to the Duffer gas zone to improve the gas quality, but these reserves could not be included as proved by the as-of date.

The remainder of the 16.4 Bcf of negative revision can be attributed to gas production from the Panhandle field. The Panhandle field was acquired after the July 1, 2005 reporting period; however, reserves were determined at the time of acquisition. The reported gas reserves decreased from the time of acquisition to July 1, 2006, primarily due to a significantly lower gas price used for the latter reserves determination.

If you have any questions or need clarification on any of these points, please do not hesitate to contact us.

Yours truly,

Forrest A. Garb & Associates, Inc.

Forrest A. Garb & Associates, Inc.

CF1-00048111